SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 0-18760

                               Unilens Vision Inc.
                 (Translation of Registrant's Name Into English)

                             1780-400 Burrard Street
                   Vancouver, British Columbia, Canada V6C 3A6
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 30, 2004.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   UNILENS VISION INC.
                                                      (Registrant)

                                                   By /s/ Alfred W. Vitale
                                                      --------------------------
                                                      Name:  Alfred W. Vitale
Date November 30, 2004                                Title: President

           Unilens Reports 161% Increase in First Quarter Earnings

                   Royalties Rise 73% to a Record $357,234

    LARGO, Fla., Nov. 30 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced improved operating results for the first quarter of FY2005.
    Net Sales, excluding royalty income increased 10.6% to $1,109,954 in the three months ended September 30, 2004, compared with $1,003,820 in the first quarter of the previous fiscal year. The increase in Net Sales was primarily the result of higher shipments of the Company's C-Vue brand of disposable multi-focal soft contact lenses, which utilize Unilens' patented center near design and are distributed in blister packed boxes of six. Royalty Income increased 73% to $357,234 in the first quarter of FY2005, versus $206,438 in the quarter ended September 30, 2003.
    The Company reported Net Income Before Taxes of $366,463, or $0.08 per diluted share in the quarter ended September 30, 2004, which represented an increase of 129.1% when compared with Net Income Before Taxes of $159,947, or $0.02 per diluted share in the quarter ended September 30, 2003. Net Income rose 160.7% to $240,310, or $0.05 per diluted share, in the most recent quarter, versus $92,163, or $0.02 per diluted share, in the year-earlier quarter.
    The Company also reported that net cash provided from operating activities improved to $135,712 in the most recent quarter, compared with $64,892 in the corresponding period of the previous fiscal year.
    "Sales of our specialty contact lens products reached a record of $1.1 million in the first quarter of Fiscal 2005, driven by growing demand for our C-Vue line of disposable multifocal contact lenses, which was partially offset by an expected decline in sales of certain soft lathe-cut product lines," commented A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. "Royalties received from Bausch & Lomb under our licensing agreement continued to grow at a rapid rate. We anticipate increased market penetration of our C-Vue disposable lens as well as solid earnings growth during the current fiscal year."

    About Unilens Vision Inc.
    Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com .
    Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" and the Canadian TSX Venture Exchange under the symbol "UVI".

    (Note:  All financial information in this release is stated in U.S.
dollars).

    The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                    For more information, please contact:

                 Michael Pecora, CFO, Unilens (727) 544-2531


                             UNILENS VISION INC.
                         CONSOLIDATED BALANCE SHEETS
                     (Unaudited - Prepared by Management)
                              SEPTEMBER 30, 2004
                         (expressed in U.S. dollars)

                                                September 30,       June 30,
                                                        2004           2004
    ASSETS
    CURRENT
      Cash and cash equivalents                     $404,358       $472,439
      Accounts receivable                            596,419        562,981
      Royalties and other receivables                366,693        318,061
      Inventories                                    678,561        703,753
      Prepaid expenses                                28,715         10,392
      Future tax asset                               710,500        710,500
      Total current assets                         2,785,246      2,778,126
    PROPERTY, PLANT AND EQUIPMENT                    206,000        201,084
    OTHER ASSETS                                      39,759         45,240
    FUTURE TAX ASSET                               2,945,347      3,071,500
    Total assets                                  $5,976,352     $6,095,950

    LIABILITIES AND STOCKHOLDERS' EQUITY
    CURRENT
      Accounts payable and accrued liabilities      $673,733       $846,978
      Current portion of long-term debt-related
       party                                         100,000        100,000
      Current portion of long-term debt              480,506        450,000
      Total current liabilities                    1,254,239      1,396,978
    LONG-TERM DEBT - related party                   275,000        300,000
    LONG-TERM DEBT                                   203,014        388,139
    Total liabilities                              1,732,253      2,085,117
    STOCKHOLDERS' EQUITY
      Capital stock
      Authorized
        100,000,000 common shares with no par
         value
        100,000,000 Preference "A" shares at
         a par value of Cdn. $10 each
        100,000,000 Preference "B" shares at
         a par value of Cdn. $50 each
      Issued and outstanding 4,178,815
       common shares (June 30, 2004 -
       4,178,815)                                   27,432,100   27,432,100
      Additional paid-in capital                         8,970        8,970
      Cumulative translation adjustment                 (9,200)      (2,156)
      Deficit                                      (23,187,771) (23,428,081)
      Total stockholders' equity                     4,244,099    4,010,833
      Total liabilities and stockholders' equity    $5,976,352   $6,095,950


                             UNILENS VISION INC.
              CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                     (Unaudited - Prepared by Management)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
                         (expressed in U.S. dollars)

                                                Three Months   Three Months
                                                       Ended          Ended
                                                September 30,  September 30,
                                                        2004           2003
    INCOME
    Sales                                         $1,109,954     $1,003,820
    Cost of sales                                    688,576        590,085
    GROSS PROFIT                                     421,378        413,735

    EXPENSES
    Sales and marketing                              213,089        193,844
    Administration                                   181,141        201,923
    Research and development                          13,726         13,352
                                                     407,956        409,119
    Income from operations                            13,422          4,616

    OTHER ITEMS
    Royalty Income                                   357,234        206,438
    Other Income                                         425          1,703
    Interest (expense) recovery on
     long-term debt                                   (4,618)       (52,810)
                                                     353,041        155,331
    Income (loss) before tax                         366,463        159,947
    Income tax expense                              (126,153)       (67,784)
    Net income (loss) for the period                 240,310         92,163
    Deficit, beginning of period                 (23,428,081)   (29,504,815)
    Deficit, end of period                      $(23,187,771)  $(29,412,652)
    Income (loss) per common share:
      Basic                                            $0.06          $0.02
      Diluted                                          $0.05          $0.02
    Weighted average number of common
     shares outstanding during the period:
      Basic                                        4,178,815      3,838,815
       Effect of dilutive options                    243,377             --
      Diluted                                      4,422,192      3,838,815


                             UNILENS VISION INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (Unaudited - Prepared by Management)
                FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
                         (expressed in U.S. dollars)


                                                Three Months   Three Months
                                                       Ended          Ended
                                                September 30,  September 30,
                                                        2004           2003
    CASH PROVIDED (USED) BY:
     OPERATING ACTIVITIES
    Net income (loss) for the period                $240,310        $92,163
      Adjustments to reconcile to net cash
       provided (used) by operating activities:
        Amortization                                  13,962         29,497
        Amortization of tax asset                    126,153         67,784
        Amortization of discount on long-term
         debt                                             --         41,890
        Net change in non-cash working capital
         items:                                     (244,713)      (166,442)
    Cash flows from operating activities             135,712         64,892

    FINANCING ACTIVITIES
      Repayment of long-term debt-related party      (25,000)            --
      Repayment of long-term debt                   (154,619)            --
    Cash flows from financing activities            (179,619)            --

    INVESTING ACTIVITIES
      Purchase of capital and other assets           (17,149)       (20,547)
    Cash flows from investing activities             (17,149)       (20,547)
    Increase (decrease) in cash                      (61,056)        44,345
    Effect of exchange rate changes on cash           (7,025)           145
    CASH, BEGINNING OF PERIOD                        472,439        201,329
    CASH, END OF PERIOD                             $404,358       $245,819
    Supplemental disclosure of cash
     flow information:
    Cash paid during period for income tax               $--            $--
    Cash paid during period for interest              $6,938        $10,920

SOURCE  Unilens Vision Inc.
    -0-                             11/30/2004
    /CONTACT: Michael Pecora, CFO, Unilens Vision Inc., +1-727-544-2531/ /Web site: http://www.unilens.com /
    (UVICF UVI.V UVI)

CO:  Unilens Vision Inc.
ST:  Florida, Canada
IN:  OTC HEA MTC
SU:  ERN ERP